FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

July 5, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 5, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces that it has negotiated an amendment to its agreement with Anglo American plc with respect to the Baja California Norte, Mexico, IOCG joint venture.

Item 5.	Full Description of Material Change

The Issuer announces that it has negotiated an amendment to its agreement with Anglo American plc (“Anglo”) with respect to the Baja California Norte, Mexico, IOCG joint venture.  Effective immediately Cardero will assume operatorship of the project and take over completing the permitting process and the first stage of diamond drill testing at San Fernando and Amargosa.

Under terms of the revised agreement Cardero must incur expenditures of not less than US$500,000 within a twelve month period drill testing existing targets defined by Anglo in order to earn an additional 10% interest, thereby increasing its total to 40%.  Furthermore, Cardero may earn an additional one tenth of one percent (0.1%) interest for each additional US$10,000 expended.

On spending US$500,000, Cardero, may elect to terminate its expenditure period by delivering a resumption notice to Anglo.  Anglo then has the right to immediately resume incurring aggregate expenditures of US$3,700,000 for a 60% interest in the project with corresponding expenditure dates adjusted to reflect the Cardero operating period.  Should Anglo decline to participate at this stage then upon dilution to 51% interest, Anglo must either elect to resume exploration expenditures or terminate the agreement whereby Cardero retains 100% interest in the project.

As operators Cardero will drill test the Amargosa and San Fernando IOCG systems.  The San Fernando system is associated with the former Mina San Fernando.  Mina San Fernando was worked from 1769 to 1907 to reported depths of approximately 140 to 180 metres and with 800 metres of drifting on 6 levels.  More importantly, historic records indicate that exploitation abruptly ceased in 15 feet of 'massive chalcopyrite' mineralization.

Sampling of high grade pillars at 120 foot depth in 1910 reportedly returned values of 25%, 35.5% and 18.8% copper (Cu) and in 1922 a 'systematic' channel sample from disseminated mineralization returned 71 feet at 2.26% Cu.

In summary the large, coherent primary target was defined by Anglo utilizing district scale structural analysis, geological mapping and petrographic studies, stream sediment and soil geochemistry and three different geophysical techniques: magnetics, gravity and induced polarization (IP).

There are two primary targets on the property:

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The Eastern Anomaly, spatially associated with the former Mina San Fernando, has modeled chargeabilities ranging from 40 to 70 milliseconds (ms), extends circa 600 metres east-west by 700 metres north-south and remains partially open to the west and open to the east and at depth.

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The West Anomaly, located on the western flank of the magnetic anomaly, has modeled chargeabilities ranging from 30 to 40 ms, extends over an area of approximately 500 metres east-west by 500 metres north-south and remains open to the west and at depth.

An additional IP survey, conducted by Anglo in January 2005, provided greater near surface detail and confirmed the original 2004 survey.  An extra IP line, 100 metres west of the 2004 westernmost line indicated that chargeabilities increase to the west and remain open.

Finally very detailed petrophysical analysis was conducted by Anglo in May 2005 to better constrain and prioritize the geophysical models.  The results indicate that the copper – magnetite mineralization at San Fernando is characterized by very high magnetic susceptibility, high density, high chargeability and low resistivity, that is, a text-book IOCG geophysical response, similar to the characteristics exhibited by the Eastern Anomaly (coincident magnetic – gravity – chargeability high, resistivity low).

If required Cardero will be able to draw upon the full technical resources of Anglo during the program and Anglo personnel will be on-site during the drill phase.  Meanwhile Anglo has informed the Company that as far as they are aware no additional reports are required.  According to Anglo final drill permits are expected to be in place by the end of July 2005.

The following is a summary of Anglo’s project permitting process in 2005:

      January 10th:            Drill application submitted and reviewed.
      February 10th:          Additional information requested.
      April 12th:                Re-submittal of report and review of application.
      June 6th:                  Change of land use report requested.
      June 27th:                External consultant hired to prepare land use report.

Cardero has been active in Baja California Norte since 2001, and has continued to cultivate and maintain strong working relationships with the various local and federal officials.  The opportunity for Cardero to assume operatorship in the region has met with strong support from the local regulators, including Señor Sergio Tagliaprieta, the Economic Development Secretary, State of Baja California Norte and Martin Amador, Director of Mining Promotion, Baja California Norte, who stated, “We believe that if successful, Cardero’s exploration could have significant long term positive impacts on the economic opportunities in the region”.

The Regional Sub-Director of Mines, Señior Juan Antonio Calzada, also welcomed Cardero’s active management of the project by stating, “Cardero has demonstrated a continuing commitment to developing successful mining activities in Baja California Norte and my department is fully supportive of its activities in the region.”

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Henk Van Alphen – President & CEO

Business Telephone No.:  (604) 408-7488 Ext. 222

Item 9.	Date of Report

July 5, 2005